HOGAN & HARTSON
L.L.P.

8300 GREENSBORO DRIVE, SUITE 1100
McLEAN, VIRGINIA 22102
TEL (703) 610-6100
FAX (703) 610-6200
WWW.HHLAW.COM

04 JAN 12 PM 7:21

January 9, 2004

04012019

BY HAND

PROCESSED
JAN 21 2004
THOMSON FINANCIAL

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-2
Washington, D.C. 20549

Re: **Companhia Siderúrgica Belgo-Mineira: Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Commission File No. 82-3771**

Ladies and Gentlemen:

On behalf of our client, Companhia Siderúrgica Belgo-Mineira (the "Company"), we are furnishing one copy of the following documents in English translation to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act:

Relevant Fact dated December 19, 2003
Quarterly Report – Third Quarter 2003

The enclosed documents are furnished under paragraph (1) of Rule 12g3-2(b) on the understanding that the documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act. Similarly, neither this letter nor the furnishing of the enclosed documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions regarding this information, please contact the undersigned at (703) 610-6174.

dlw 1/13

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

Richard J. Parrino

Richard J. Parrino

Enclosure

cc: Companhia Siderúrgica Belgo-Mineira

BELGO
Grupo Arcelor

COMPANHIA SIDERÚRGICA BELGO-MINEIRA
LISTED COMPANY
CNPJ Nº 24.315.012/0001-73

RELEVANT FACT

DISTRIBUTION OF INTEREST ON EQUITY

We hereby advise the Shareholders that, at a meeting held on December 19, 2003, the Board of Companhia Siderúrgica Belgo-Mineira deliberated on the proposal put forth by the Directors on the payment of Interest on Equity for the 2003 financial year, in the following terms:

1. The gross value to be distributed is R$ 150,030,273.04 (one hundred and fifty million, thirty thousand, two hundred and seventy three Reais and four centavos), paid at R$ 20.48 per 1,000 common shares and R$ 22.52 per 1,000 preferred shares, calculated on the positions held by the Shareholders on December 31, 2003 and excluding shares held in Treasury in compliance with Brazilian Law. This amount will not be monetarily restated through to the date of effective payment thereof and, as stipulated in Article 30, Paragraph 5 of the By-Laws, the amount of this distribution will be considered as an advance payment of the mandatory dividend for the 2003 financial year that will be declared at the next Annual General Meeting.
2. The Interest on Equity will be considered as credited on an individual basis when the respective outlay is posted in the book-entry accounting system of the Company on December 31, 2003, withholding Income Tax at Source in compliance with Brazilian Law, except for Shareholders that are proven to be exempt therefrom.
3. The payment of the Interest on Equity will take place on a date to be defined by the Management, prior to the deadline of January 31, 2004, and will be forwarded to the respective banking domiciles through automatic credits that will be transmitted by the financial institution that is the depositary for the shares, namely Banco Itaú S/A. Once payment of the Interest on Company Capital begins, for Shareholders whose records do not include their individual or corporate tax numbers (CPF/CNPJ) or the respective bank accounts, the Interest on Company Capital will be credited within 3 (three) business days after the necessary updating of their records, through the Banco Itaú branches offering Shareholder Services. The amounts due to Shareholders opting for fiduciary custody will be credited in compliance with the procedures adopted by the Brazilian Settlement and Clearing House (CBLC – *Companhia Brasileira de Liquidação e Custódia*).
4. Trading in Belgo shares will be on an ex-interest basis from January 02, 2004 onwards.

Belo Horizonte, December 19, 2003

Marcos Piana de Faria

Finance and Investor Relations Director

INFORMATIVO TRIMESTRAL - 3º TRIMESTRE DE 2003

QUARTERLY REPORT - 3RD QUARTER 2003

BELGO
Grupo Arcelor



Excelência em aço. Ética nas

Sumário do Desempenho dos Três Primeiros Trimestres de 2003 e de 2002

SETOR DE SIDERURGIA

Volume de produção de laminados com redução de 1,8% em relação ao mesmo período de 2002

Vendas no mercado interno	- 13,3%, impactadas pela retração da construção civil
Vendas no mercado externo	+ 24,8%
Vendas totais	- 4,6%

CONTROLADORA (Usinas de João Monlevade e Sabará)

Considerando a exclusão em 30 de junho de 2003 das operações das Usinas de Piracicaba e Vitória e dos Centros de Distribuição Belgo.

Receita líquida de R$ 1.303,9 milhões
EBITDA de R$ 345,7 milhões
Lucro Líquido de R$ 484,1 milhões
Investimentos realizados de R$ 154,6 milhões

CONSOLIDADO

Receita líquida de R$ 2.819,7 milhões
EBITDA de R$ 841,6 milhões
Lucro Líquido de R$ 612,0 milhões
Investimentos realizados de R$ 286,1 milhões

DESTAQUES DO 3° TRIMESTRE

Resultado consolidado: O resultado consolidado foi impactado pela constituição de crédito sobre prejuízos fiscais no valor de R$ 224 milhões e pela amortização do ágio no valor de R$ 88,7 milhões, advindo das capitalizações na BMPS.

Endividamento líquido: A redução de R$ 241 milhões no endividamento líquido consolidado, tendo como base o 3º trimestre de 2002, através da política de amortização, do aproveitamento de créditos fiscais e da consolidação proporcional da Hidrelétrica Guilman-Amorim, a partir do 3º trimestre.

Summary of Performance During the First Three Quarters of 2003 and 2002

STEEL SECTOR

Rolled products output volume down 1,8% compared to the same period in 2002

Domestic sales	*- 13.3%, %, undermined by civil construction slowdown*
Exports	*+ 24.8%*
Total sales	*- 4.6%*

PARENT COMPANY (Monlevade and Sabará plants)

Covers the exclusion on June 30, 2003 of operations at the Piracicaba and Vitória plants and the Belgo Distribution Centers.

Net Revenues of R$ 1,303.9 million
EBITDA of R$ 345.7 million
Net Profits of R$ 484.1 million
Investments of R$ 154.6 million

CONSOLIDATED

Net Revenues of R$ 2,819.7 million
EBITDA of R$ 841.6 million
Net Profits of R$ 612.0 million
Investments of R$ 286.1 million

THIRD QUARTER HIGHLIGHTS

Consolidated earnings: *the consolidated earnings were adversely affected by establishing the credit for tax losses in the amount of R$ 224 million and the amortization of the premium of R$ 88.7 million from BMPS's capital increase.*

Net debt: *the reduction of de R$ 241 million in the consolidated net debt, based on the 3rd quarter of 2002, through the amortization policy, using tax credits and the proportional consolidation of the Guilman-Amorim hydro-power plant from the 3rd quarter onwards.*

Comentário do Desempenho do Período de Janeiro a Setembro de 2003 e 2002

Comments on Performance for January - September 2003 and 2002

A Empresa apresenta as análises do desempenho operacional e financeiro dos três primeiros trimestres de 2003 e do período de janeiro a setembro de 2003 e 2002.

The Company presents the analyses of its operating and financial performance for the first three quarters of 2003 and January - September 2003 and 2002.

Vale registrar para as informações seguintes que a BMP Siderurgia "BMPS" está ativa desde 1º de junho de 2003, com a operação da Usina de Juiz de Fora e, a partir de 30 de junho de 2003, operando também as Usinas de Vitória e Piracicaba que integravam as operações da Controladora. Esse fato deve ser considerado ao se comparar os períodos de janeiro a setembro de 2002 e 2003, tanto dados operacionais quanto financeiros da Controladora.

It is worthwhile noting that the following information shows that BMP Siderurgia (BMPS) has been active since June 1, 2003, with the operations of the Juiz de Fora Mill and, from June 30, 2003 onwards, also operating the Vitória and Piracicaba Mills, that used to be part of the operations of the Parent Company. This fact should be considered when comparing the periods from January through September 2002 and 2003 of the operating data and financial earnings of the Parent Company.

PRODUÇÃO E VENDAS DAS EMPRESAS BELGO

PRODUCTION AND SALES BY BELGO COMPANIES

Os volumes e as variações da produção de aço bruto, laminados e trefilados estão assim distribuídos:

The volumes and variations in the output of crude steel, rolled products and wire products are distributed as follows:

Quadro1 - Produção das Empresas Belgo ***Table1 - Production by Belgo Companies***

Em kt	2003 1° T	2003 2° T	2003 3° T	2002 Jan/Set	2003 Jan/Set	Δ %
SETOR DE SIDERURGIA - *STEEL SECTOR*						
AÇO BRUTO - *CRUDE STEEL*						
.Controladora (Usinas de Monlevade, Vitória e Piracicaba) e Itaúna* *Parent Company (Monlevade, Vitoria and Piracicaba Mills)**	487,1	508,6	307,5	1.491,8	1.303,3	(12,6)
.BMP/BMPS (Usina de JF) - *BMP/BMPS (Juiz de Fora Mill)*	222,4	206,5		617,6	428,8	(30,6)
.BMPS (Usina de JF, VIT e PIRA) - *BMPS (Juiz de Fora, Vitoria and Piracicaba Mills)*			428,7		428,7	
	709,5	**715,1**	**736,2**	**2.109,3**	**2.160,8**	**2,4**
LAMINADOS - *ROLLED PRODUCTS*						
.Controladora (Usinas de Monlevade, Vitória e Piracicaba) e Itaúna* *Parent Company (Monlevade, Vitoria and Piracicaba Mills)* and Itaúna*	453,4	465,4	302,0*	1.453,8	1.220,8	(16,0)
.BMP/BMPS (Usina de JF) - *BMP/BMPS (Juiz de Fora Mill)*	223,2	205,2		586,1	428,4	(26,9)
.BMPS (Usina de JF, VIT e PIRA) - *BMPS (Juiz de Fora, Vitoria and Piracicaba Mills)*			354.4		354,4	
	676,6	**670,6**	**656,4**	**2.039,9**	**2.003,6**	**(1,8)**
SETOR DE TREFILARIAS - *WIRES SECTOR*						
.BMB / BBA / JOSSAN	**151,0**	**144,5**	**146,4**	**463,1**	**441,9**	**(4,6)**

*A partir do 3º trimestre/2003 somente a Usina de Monlevade

**From the 3rd quarter 2003 onwards, only the Monlevade Mill*

A produção de aço bruto registrou um acréscimo de 2,4%, a de laminados uma redução 1,8%, e a de trefilados um decréscimo de 4,6%.

Crude steel production rose by 2.4%, while rolled products dropped by 1.8%, and wire products fell by 4.6%.

Com relação ao trimestre anterior, registrou-se um crescimento de 2,9% na produção de aço bruto, uma redução de 2,1% na produção de laminados e um aumento de 1,3% na produção de trefilados.

Compared to the previous quarter, an increase of 2.9% was posted in crude steel production, with rolled products output down 2.1% and the output of wire products up 1.3%.

Os volumes e as variações das vendas de laminados e trefilados estão assim distribuídos :

The sales volumes and variations for rolled products and wires are distributed as follows:

Quadro 2 - Vendas Empresas Belgo

Table 2 - Sales by Belgo Companies

Em kt	2003 1° trim	2003 2° trim	2003 3° trim	2002 Jan/Set	2003 Jan/Set	Δ %
MERCADO INTERNO - ***DOMESTIC MARKET***						
Setor de Siderurgia* - ***Steel Sector****						
- Controladora (Usinas de Monlevade, Vitória e Piracicaba) e Itaúna** *Parent Company (Monlevade, Vitoria and Piracicaba Mills)** and Itaúna*	330,5	324,4	180,1	1.126,6	835,0	(25,9)
- BMP/BMPS (Usina de Juiz de Fora) - *BMP/BMPS (Juiz de Fora Mill)*	168,4	119,1		501,9	287,5	(42.7)
- BMPS (Usinas de Juiz de Fora, Vitória e Piracicaba) *BMPS (Juiz de Fora, Vitória and Piracicaba Mills)*			288,8		288,8	
TOTAL	**498,9**	**443,5**	**468,9**	**1.628,5**	**1.411,3**	**(13,3)**
Setor de Trefilarias - ***Wires Sector***						
- BMB / BBA / JOSSAN	124,8	118,8	131,8	384,4	375,4	(2,3)
MERCADO EXTERNO - ***EXPORTS***						
Setor de Siderurgia - ***Steel Sector****						
- Controladora (Usinas de Monlevade, Vitória e Piracicaba) e Itaúna** *Parent Company (Monlevade, Vitoria and Piracicaba Mills)** and Itaúna*	101,0	153,2	93,8	360,6	348,0	(3,5)
- BMP/BMPS (Usina de Juiz de Fora) - *BMP/BMPS (Juiz de Fora Mill)*	31,3	49,1		121,5	80,4	(33,8)
- BMPS (Usinas de Juiz de Fora, Vitória e Piracicaba) *BMPS (Juiz de Fora, Vitória and Piracicaba Mills)*			173,1		173,1	
TOTAL	**132,3**	**202,3**	**266,9**	**482,1**	**601,5**	**24,8**
Setor de Trefilarias - ***Steel Sector****						
- BMB / BBA / JOSSAN	24,6	22,1	24,6	47,5	71,3	50,1
VENDA TOTAL DO SETOR DE SIDERURGIA - ***TOTAL STEEL SECTOR SALES***	**631,2**	**645,8**	**735,8**	**2.110,6**	**2.012,8**	**(4,6)**
VENDA TOTAL DO SETOR DE TREFILARIAS - ***TOTAL WIRES SECTOR SALES***	**149,4**	**140,9**	**156,4**	**431,9**	**446,7**	**3,4**

*Inclui vendas para empresas de trefilarias.
**A partir do 3º trimestre/2003 somente a Usina de Monlevade

**Includes sales to wire companies*
***From the 3rd quarter 2003 onwards, only the Monlevade Mill*

As vendas internas de laminados longos registradas pelo IBS - Instituto Brasileiro de Siderurgia nos períodos de janeiro a setembro de 2002 e 2003 registraram uma retração de 12,2%.

Domestic sales of long rolled products registered by the Brazilian Steel Institute (IBS - Instituto Brasileiro de Siderurgia) from January through September 2002 and 2003 shrank by 12.2%.

O volume de vendas da Belgo no mercado interno registra uma redução de 13,3% no Setor de Siderurgia e de 2,3% no Setor de Trefilarias, justificadas pelo menor nível de atividade no período, especialmente no setor da construção civil.

The Belgo sales volumes on the domestic market dropped by 13.3% in the Steel Sector and 2.3% in the Wires Sector, due to lower levels of activity during the period, particularly in the civil construction sector.

Redução nas taxas de juros e nos depósitos compulsórios com efeito na expansão de créditos projetam melhorias no nível de atividade econômica com a expectativa de recuperação da demanda doméstica.

Dropping interest rates and lower compulsory deposits helped expand loans, indicating an upsurge in economic activity levels with expectations of a recovery in domestic demand.

A Belgo compensou a retração no mercado interno com um expressivo aumento de 24,8% nas exportações de laminados comuns e especiais, no período em questão.

Belgo offset the shrinkage on the domestic market with an expressive increase of 24,8% in exports of regular and special rolled products, during the period in question.

No quadro abaixo apresentamos os destaques financeiros e alguns indicadores da Controladora.

The Table below presents the Financial Highlights and some indicators for the Parent Company.

Quadro 3 - Destaques Financeiros da Controladora ***Table 3 - Financial Highlight - Parent Company***

Em R$ milhões - ***R$ million***	2003 1º T	2003 2º T	2003 3ºT	2002 jan/set	2003 jan/set	Δ %
Receita Bruta - *Gross Revenues*	631,2	697,1	391,8	1.569,6	1.720,1	9,6
Receita Líquida - ***Net Revenues***	**477,6**	**534,8**	**291,5**	**1.207,9**	**1.303,9**	**7,9**
Mercado interno - *Domestic market*	389,8	418,5	218,0	997,9	1.026,3	2,8
Mercado externo - *Exports*	87,8	116,3	73,5	210,0	277,6	32,2
Lucro Operacional (EBIT) - ***Operating Profits (EBIT)***	**122,1**	**131,1**	**36,9**	**328,2**	**290,1**	**(11,6)**
Receitas (despesas) financeiras - *Financial revenues (expenditures)*	42,6	10,2	2,5	(131,3)	55,3	
Variações monetárias e cambiais - *Monetary and foreign exchange variations*	3,8	(4,7)	13,6	43,1	12,7	(70,5)
Amortização de ágio - *Amortization of premium*			(55,5)		(55,5)	
Equivalência patrimonial - *Equity earnings*	57,7	35,8	229,3	70,9	322,8	355,3
Receitas (despesas) não operacionais - *Non-operating revenues (expenditures)*	(11,3)	(11,6)	(4,2)	(34,7)	(27,1)	(21,9)
Imposto de Renda /Contribuição social - *Income Tax / Social Security*	(56,3)	(51,3)	(20,7)	(77,1)	(128,3)	66,4
Lucro Líquido - ***Net profit***	**158,6**	**109,6**	**215,9**	**199,1**	**484,1**	**143,1**
Geração de Caixa (EBITDA) - ***Cash Flow Generation (EBITDA)***	**141,8**	**151,8**	**52,1**	**386,8**	**345,7**	**(10,6)**
Investimentos - *Investments*	59,5	83,2	11,9	112,6	154,6	37,3
Aumento (redução) capital de giro operacional - *Increase (reduction) in operating working capital*	2,2	(176,3)	57,2	(122,5)	(116,9)	(4,6)
Endividamento líquido - *Net debt*	193,4	206,7	211,1	264,5	211,1	(20,2)
Disponível - *Cash on hand & banks*	373,0	253,6	259,9	482,4	259,9	(46,1)
Patrimônio Líquido - *Net equity*	2.449,2	2.566,7	2.786,8	2.204,9	2.786,8	26,4
Ativo total - *Total assets*	3.774,3	3.696,3	4.007,0	3.727,1	4.007,0	7,5
ROCE (%)	28,0	24,7	36,9	22,0	29,8	
ROE (%)	26,8	17,5	32,3	12,6	25,4	
Em R$ por Lote de 1.000 Ações - ***R$ per 1,000 Shares***						
Lucro Líquido - *Net profit*	22,39	15,47	30,48	29,44	68,34	132,1
Patrimônio Líquido - *Net equity*	345,73	362,32	393,39	326,05	393,39	20,7
Nº de empregados - *Employees*	2.932	2.944	1.925	2.923	1.925	(34,1)

*A partir de 3º trimestre de 2003, somente com Monlevade

**From the 3rd quarter of 2003 onwards, only with Monlevade.*

Consideramos, nas demonstrações financeiras da Controladora, que na data de 30 de junho de 2003 ocorreram os seguintes movimentos nos ativos da Belgo com a finalidade de capitalizar a BMP Siderurgia S.A. (BMPS):

1) a transferência de ativos representados pela Usina de Piracicaba, Centros de Distribuição e seus respectivos imóveis;

2) o crédito decorrente da venda de ativos representados pela Usina de Vitória e outras filiais, à própria BMPS.

Assim sendo, as operações das Usinas de Piracicaba e Vitória e as dos Centros de Distribuição, estão contribuindo no resultado da Controladora via equivalência patrimonial da BMPS.

Nos meses de julho, agosto e setembro a Controladora amortizou ágio no valor de R$ 55,5 milhões de um total de R$ 1.109,6 milhões apurados quando da capitalização e venda de ativos da Controladora para a BMPS, ocorrida em 30 de junho de 2003.

Em 30 de setembro de 2003 a Controladora vendeu sua participação acionária na BMPS para a sua controlada BMP e transferiu o saldo do ágio não amortizado no valor de R$ 1.054,1 milhões para a BMP.

Há que se considerar na análise do 3º trimestre da Controladora a exclusão das operações das Usinas "mini-mills" de Vitória e Piracicaba e dos Centros de Distribuição Belgo que passaram, em 30 de junho de 2003, a integrar o patrimônio da BMP Siderurgia "BMPS". Por esta razão, no resultado do 3º trimestre da Controladora temos uma contribuição significativa na equivalência patrimonial no valor total de R$ 229,3 milhões, dos quais R$ 127,3 milhões advindos da BMPS e R$ 63,1 milhões da BMP.

The financial statements for the Parent Company cover the following shifts in Belgo assets on June 30, 2003, in order to capitalize BMP Siderurgia S.A. (BMPS):

1) The transfer of assets represented by the Piracicaba Plant, the Distribution Centers and their respective properties;

2) The credit arising from the sale of assets represented by the Vitória Mill and other branches to BMPS itself.

Consequently, the operations at the Piracicaba and Vitória Mills and the Distribution Centers are contributing to the Parent Company earnings through the BMPS equity earnings.

In July, August and September, the Parent Company amortized premiums of R$ 55.5 million, for a total of R$ 1,109.6 million calculated on the capitalization and sales of Parent Company assets to BMPS on June 30, 2003.

On September 30, 2003, the Parent Company sold its stake in BMPS to its subsidiary BMP, and transferred the balance of the unamortized premium of R$ 1,054.1 million to BMP.

The 3rd quarter analysis of the Parent Company should also take into consideration the exclusion of the operations of the Vitória and Piracicaba mini-mills and the Belgo Distribution Centers that were transferred to BMP Siderurgia (BMPS) in June 2003. Outstanding in the figures for the 3rd quarter posted by the Parent Company are the equity earnings of R$ 229.3 million, of which R$ 127.3 million come from BMPS and R$ 63.1 million from BMP.

Quadro 4 - (não revisado pelos auditores independentes) *Table 4 - (not reviewed by the independent auditors)*

Em R$ milhões - *R$ million*	2003 1º T	2003 2º T	2003 3º T	2002 jan/set	2003 jan/set	Δ %
Lucro líquido - *Net Profits*	158,6	109,6	215,9	199,1	484,1	143,1
Depreciações / amortizações - *Depreciations / amortization*	19,7	20,7	15,2	58,7	55,6	(5,3)
Participações em empresas controladas - *Stakes in subsidiary companies*	(57,7)	(35,8)	(229,3)	(70,9)	(322,8)	355,3
Resultado da alienação do ativo permanente, líquidas *Net earnings on divestment of permanent asset*	10,2	5,8	3,3	0,2	19,3	
Imposto de renda e contribuição social diferidos *Income tax and social security deferred*	56,3	59,2	25,0	77,1	140,5	82,2
Outros (principalmente juros e variação cambial) *Others (mainly interest and foreign exchange variations)*	(16,5)	(27,6)	51,7	279,6	7,6	(97,3)
(Aumentos) reduções de ativos:						
Clientes - *Customers*	13,2	132,0	(30,9)	(45,7)	114,3	
Estoques - *Inventories*	(8,4)	121,8	(7,1)	(12,3)	106,3	
Outros ativos - *Other assets*	(20,9)	45,8	(17,3)	(28,7)	7,6	
Aumentos (reduções) de passivos:						
Fornecedores - *Suppliers*	(25,6)	(21,9)	42,1	102,3	(5,4)	
Outros passivos - *Other liabilities*	9,6	(73,9)	2,6	21,7	(61,7)	
Fluxo de caixa das atividades operacionais - ***Operating activities cash flow***	**138,5**	**335,7**	**71,2**	**581,1**	**545,4**	**(6,1)**
Aquisição de investimentos - *(Acquisition) divestment of investments*	(4,2)	(731,5)	(5,8)	(32,0)	(741,5)	
Aquisição de imobilizado e diferido *(Acquisition) divestment of property, plant and equipment and deferred*	(57,0)	35,3	(3,6)	(109,9)	(25,3)	(77,0)
Fluxo de caixa das atividades de investimentos - ***Investment activities cash flow***	**(61,2)**	**(696,2)**	**(9,4)**	**(141,9)**	**(766,8)**	**440,4**
Aumento (redução) dos empréstimos e financiamentos *Increase (reduction) in loans and financing*	(46,6)	241,2	(55,6)	(280,5)	139,0	
Resgate de debêntures e outros - *Issue (redemption) of debentures and others*				(6,1)		
Pagamento de dividendos/juros capital próprio *Payment of dividends/interest on equity*	(79,9)			(56,5)	(79,9)	41,4
Fluxo de caixa das atividades financeiras - ***Financial activities cash flow***	**(126,5)**	**241,2**	**(55,6)**	**(343,1)**	**59,1**	
Aumento (redução) das disponibilidades - ***Increase (reduction) in cash on hand & banks***	**(49,2)**	**(119,3)**	**6,2**	**96,1**	**(162,3)**	
Disponibilidades no início do período - *Cash on hand & banks at start of period*	422,2	373,0	253,7	386,3	422,2	9,3
Disponibilidades no fim do período - *Cash on hand & banks at end of period*	373,0	253,7	259,9	482,4	259,9	(46,1)

Informações Relevantes do Período Janeiro a Setembro 2003

As reestruturações societárias e financeiras abaixo mencionadas deverão gerar, à médio prazo, valor adicional para os nossos acionistas.

BMP Siderurgia S.A.

- Em 14 de março de 2003 a BMP Siderurgia S.A. "BMPS" passou a ser a nova razão social da ex-Mendes Júnior Siderurgia S.A. , e é controlada da Belgo via BMP que detém 99,99% do capital total da Empresa.

- A partir de 1º de abril de 2003, início do 2º trimestre, a Belgo começou a consolidar os resultados da BMPS.

- Em 1º de junho passado, a BMPS passou a operar novamente a Usina de Juiz de Fora encerrando, assim, o contrato de arrendamento daquela Usina com a BMP - Belgo-Mineira Participação Indústria e Comércio S.A.

- Também em 1º de junho foi realizada a Assembléia Geral Extraordinária da BMPS com o fim de:
  1) Sanear parte dos prejuízos constantes da contabilidade da BMPS no valor de R$4.056 milhões contra créditos detidos pela BMP, excluindo-se créditos específicos, entre eles, o crédito garantido pela hipoteca de maior senioridade que permanece na BMP;
  2) Aumentar o capital da BMPS pela BMP com créditos, bens e dinheiro incluindo o crédito decorrente da transferência dos estabelecimentos correspondentes à Usina de Juiz de Fora, à Fábrica de Telas e Treliças em São Paulo e aos respectivos Centros de Distribuição e Depósitos, no montante de R$ 369 milhões.

- Em 30 de junho de 2003 foi realizada nova Assembléia Geral Extraordinária da BMPS com a capitalização da BMPS pela Belgo de R$ 1.109,6 milhões assim compostos:
  1) R$ 564,7 milhões com a transferência de ativos representados pela a Usina de Piracicaba, Centros de Distribuição e créditos decorrentes da venda da Usina de Vitória e outras filiais à própria BMPS;
  2) R$ 83,3 milhões em imóveis;
  3) R$ 461,6 milhões em créditos decorrentes da aquisição de investimentos e créditos contra a BMU - Belgo Mineira Uruguay, que detém a participação na Acindar - Industria Argentina de Aceros.

- Em 30 de setembro de 2003 a Belgo alienou sua participação na BMPS para a sua controlada BMP, que passou a deter 99,9% do capital total da BMPS. No ato da alienação foi transferido o saldo de ágio da Belgo na BMPS no valor de R$ 1.054,1 milhões para a BMP.

- Em resumo, temos:
  A BMPS operacionalmente ativa desde 01 de junho, com operação da Usina de Juiz de Fora e, a partir de 30 de junho, também com as Usinas de Vitória e Piracicaba, que atendem o mercado de construção civil e são todas "mini-mills" , ou seja, não integradas, operando a partir de sucata e/ou gusa;

Relevant Information: January – September 2003

The corporate and financial restructuring processes listed below should generate additional value for our shareholders over the medium term.

BMP Siderurgia S.A.

- *On March 14, 2003, BMP Siderurgia S.A. (BMPS) became the new registered corporate name of what was formally Mendes Júnior Siderurgia S.A., a subsidiary of Belgo through BMP, which holds 99.99% of its total capital.*
- *From April 1, 2003, the start of the 2nd quarter, Belgo began to consolidate the BMPS earnings.*

- *On June 1, 2003, BMPS began to operate the Juiz de Fora Mill again, terminating the lease contract for that Mill with BMP - Belgo-Mineira Participação Indústria e Comércio S.A.*

- *Also on June 1, 2003, the Extraordinary General Meeting of BMPS was held in order to:*
  1) Clear up part of the losses posted in the BMPS accounting system of R$4,056 million against credits held by BMP, excluding specific credits, and including the credit backed by the most senior mortgage that remains at BMP;
  2) Increase in the BMPS capital by BMP through credits, assets and cash, including the credit arising from the transfer of the establishments consisting of the Juiz de Fora Mill, the Screens and Lattices Plant in São Paulo, and the respective Distribution Centers and Depots, totaling R$ 369 million.

- *On June 30, 2003, a further Extraordinary General Meeting of BMPS was held, with the capitalization of BMPS by Belgo in the amount of R$ 1,109.6 million, as follows:*
  1) R$ 564.7 million through the transfer of assets consisting of the Piracicaba Mill, the Distribution Centers and credits arising from the sale of the Vitória Mill and other branches to BMPS;
  2) R$ 83.3 million in properties;
  3) R$ 461.6 million in credits arising from the acquisition of investments and credits against BMU - Belgo Mineira Uruguay, which holds a stake in Acindar - Industria Argentina de Aceros.

- *On September 30, 2003, Belgo transferred its stake in BMPS to its subsidiary BMP, which now holds 99.9% of the total capital of BMPS. Through this divestment, the balance of the Belgo premium in BMPS was transferred to BMP, in the amount of R$ 1,054.1 million.*

- *In brief:*
  BMPS has been in active operation since June 1, 2003, through the Juiz de Fora Mill, and from June 30, 2003 with the Vitória and Piracicaba Mills as well, servicing the civil construction market; all of them are mini-mills, meaning that they are not integrated, working with scrap and/or pig iron;

A partir de julho/2003 a Belgo "Controladora" passa a operar apenas o segmento dedicado à indústria, representado pela Usina integrada de João Monlevade e a Unidade de Sabará.

• O ágio advindo das operações de capitalização da BMPS somou R$ 1.769,3 milhões em junho e R$ 4,4 milhões em julho e começou a ser amortizado em julho 2003 pelo prazo de 5 anos.

• No balanço consolidado o valor nominal do ágio foi reduzido em R$ 1.112 milhões através da constituição de uma provisão, nos moldes da Instrução CVM nº 349. Dessa forma, o valor que permanece no balanço consolidado relativo a esse ágio reflete somente o benefício fiscal que a amortização do mesmo irá produzir nos próximos 5 anos.

• Os créditos tributários já realizados e futuros estão embasados na Instrução CVM 371/2002.

ACINDAR Industria Argentina de Aceros S.A.

• A Acindar, favorecida pela desvalorização cambial do Peso e pelo resultado das medidas de racionalização adotadas a partir de 2001, vem operando na sua plena capacidade, com expressivo volume de vendas no mercado Argentino e nas exportações, com uma melhora sensível nos seus resultados operacionais e nos seus indicadores financeiros.

• No 2º trimestre foi realizado o leilão para compra de dívida dolarizada no montante de US$ 40 milhões onde se obteve um desconto de 30% sobre o valor de face, bem como foram quitados créditos pesificados com descontos da ordem de 32,5%.

• A renegociação da dívida financeira da Acindar com os bancos, através do Comitê de Credores, progrediu e encontra-se na fase de preparação do Acordo Preventivo Extrajudicial (APE), procedimento Argentino que uma vez homologado judicialmente obriga a todos os demais credores, independentemente de adesão ao acordo.

• O acordo com os credores financeiros que precedem ao Acordo Preventivo Extrajudicial - (APE) foram concluídos com a participação de 71,56% dos créditos.

• Para viabilizar o acordo, a Belgo prestará apoio financeiro, a saber:

1) Troca de créditos da ordem de US$ 25 milhões por ONC's, títulos de crédito Argentinos conversíveis em ações com vencimento para 2012, remunerados com juros anuais de 3% em dinheiro e 3% em novos títulos da mesma espécie, calculados sobre o valor em dólares dos títulos.

2) Subscrição adicional de até US$ 30 milhões das mesmas ONC's, em novos recursos, dos quais antecipamos, até junho, cerca de US$ 8 milhões por conta de futuros aumentos de capital.

3) Garantia de repagamento das "Senior Notes" a serem emitidas pela Acindar em substituição à dívida renegociada até o valor de US$ 48 milhões.

From July 2003 onwards, the Belgo Parent Company has been working only with the segment dedicated to industry, consisting of the Monlevade Integrated Mill and the Sabará Plant.

• The premium arising from the BMPS capitalization operations reached R$ 1,769.3 million in June and R$ 4.4 million in July, and it started to be amortized in July 2003, by the term of 5 years.

• In the consolidated balance sheet, the face value of the premium was reduced by R$ 1,112 million through establishing a provision in compliance with CVM Instruction Nr 349. Consequently, the amount remaining in the consolidated balance sheet for this premium reflects the tax benefits that its amortization will produce during the next five years.

• The tax credits already paid up and future tax credits are based on CVM Instruction Nr 371/2002.

ACINDAR Industria Argentina de Aceros S.A.

• Favored by the devaluation of the Peso and the outcome of the rationalization measures implemented from 2001 onwards, Acindar has been operating at full capacity, posting significant sales volumes on the Argentine market and exports, with an appreciable improvement in its operating earnings and financial indicators.

• During the 2nd quarter, an auction was held to purchase the dollarized debt of US$ 40 million, obtaining a discount of 30% on the face value, as well as settling other credits in Pesos with discounts of some 32.5%.

• Progress was achieved in renegotiating the financial debt of Acindar with the banks through the Creditors Committee, with the Extrajudicial Preventive Agreement (APE) now in the drafting stage; this is an Argentine procedure that will be legally binding on all other creditors once it has been ratified, regardless of whether or not they adhere to the agreement.

• The agreements with the financial creditors that preceded the Extrajudicial Preventive Agreement (APE) were completed with the participation of 71.56% of the credits.

• In order to underpin the feasibility of this agreement, Belgo provided financial support as follows:

1) Swap of credits totaling some US$ 25 million by ONCs (Argentine stock-convertible papers maturing in 2012) remunerated at an annual interest of 3% in cash and 3% in new papers of the same type, calculated on the dollar value of the papers.

2) Additional subscription of up to US$ 30 million of these same ONCs in fresh funding, with some US$ 8 million advanced by June/2003 against future capital increases.

3) Guaranteed repayment of the Senior Notes to be issued by Acindar, replacing the renegotiated debt up to the amount of US$ 48 million.

Resultado Consolidado - Empresas Belgo

Consolidated Earnings - Belgo Companies

Com o objetivo de facilitar a comparabilidade dos resultados e tendo em vista a nova estrutura das Empresas Belgo, estamos apresentando os Balanços e as Demonstrações de Resultado, Consolidados.

In order to facilitate the comparison of the results and bearing in mind the new structure of the Belgo Companies, we present the Consolidated Balance Sheets and Earnings Statements below.

Quadro 5
Balanço Consolidado **(não revisado pelos auditores independentes)**

Table 5
Consolidated Balance Sheet (not reviewed by the independent auditors)

Em R$ milhões - *R$ million*		2003		2002	2003	Δ %
	1º T	2º T	3ºT	3º T	3º T	
ATIVO - *ASSETS*	5.392,9	5.416,9	6.182,4	4.964,4	6.182,4	24,5
CIRCULANTE - *CURRENT ASSETS*	1.609,9	1.527,7	1.721,0	1.657,4	1.721,0	3,8
- Bancos e aplicações financeiras - *Banks and short-term financial investments*	461,0	356,8	417,1	595,9	417,1	(30,0)
- Mútuos ativos - *Loan assets*	4,2	25,1	23,7	6,3	23,7	276,2
- Contas a receber de clientes - *Accounts receivable - customers*	505,7	399,1	454,6	456,0	454,6	(0,3)
- Estoques - *Inventories*	504,7	581,6	546,5	390,2	546,5	40,1
- Impostos a recuperar - *Recoverable taxes*	102,2	137,8	199,3	157,5	199,3	26,5
- Demais contas a receber - *Other accounts receivable*	32,1	27,3	79,8	51,5	79,8	55,0
REALIZÁVEL A LONGO PRAZO - *LONG-TERM ASSETS*	1.092,8	1.143,4	1.268,8	782,9	1.268,8	62,1
- Impostos a recuperar - *Recoverable taxes*	119,0	217,9	303,6	129,5	303,6	134,4
- Mútuos ativos - *Loan assets*	35,2	34,9	51,4	249,6	51,4	(79,4)
- Aplicações financeiras - *Short-term financial investments*	220,8	196,3	198,3	0,0	198,3	
- Cauções e depósitos judiciais - *Pledges and deposits in escrow*	231,1	248,7	271,0	196,3	271,0	38,1
- Outras contas a receber - *Other accounts receivable*	486,7	445,6	444,5	207,5	444,5	114,2
PERMANENTE - *PERMANENT ASSETS*	2.690,2	2.745,8	3.192,6	2.524,1	3.192,6	26,5
- Investimentos em controladas - *Investments in subsidiary companies*	165,2	242,3	139,6	145,2	139,6	(3,9)
- Outros investimentos - *Other investments*	488,1	35,2	36,8	353,2	36,8	(89,6))
- Imobilizado - *Property, plant & equipment*	1.973,5	2.427,3	2.403,5	1.964,7	2.403,5	22,3
- Diferido - *Deferred*	63,4	41,0	612,7	61,0	612,7	904,4
PASSIVO - *LIABILITIES*	5.392,9	5.416,9	6.182,4	4.964,4	6.182,4	24,5
PASSIVO CIRCULANTE - *CURRENT LIABILITIES*	1.248,4	1.093,9	1.034,7	1.175,6	1.034,7	(12,0)
- Fornecedores - *Suppliers*	172,0	183,7	215,4	206,7	215,4	4,2
- Salários e contribuições sociais - *Wages & social security*	79,0	78,7	93,1	63,6	93,1	46,4
- Impostos a pagar - *Taxes payable*	143,9	150,2	149,9	185,0	149,9	(19,0)
- Financiamentos - *Financing*	421,2	340,7	277,1	399,4	277,1	(30,6)
- Mútuos passivos - *Loan liabilities*	9,2	6,9	7,2	13,8	7,2	(47,8)
- Debêntures - *Debentures*	24,0	26,5	28,0	32,0	28,0	(12,5)
- Dividendos propostos - *Proposed dividends*	10,5	15,7	14,2	8,8	14,2	61,4
- Demais contas a pagar - *Other accounts payable*	388,6	291,5	249,8	266,3	249,8	(6,2)
EXIGÍVEL A LONGO PRAZO - *LONG-TERM LIABILITIES*	1.470,4	1.439,0	1.384,2	1.414,2	1.384,2	(2,1)
- Debêntures - *Debentures*	221,9	221,2	219,0	184,1	219,0	19,0
- Financiamentos - *Financing*	797,6	684,7	630,9	935,3	630,9	(32,5)
- Provisão de imposto de renda - *Provision for Income Tax*	3,8	4,3	0,6	4,3	0,6	(86,0)
- Outras contas a pagar - *Other accounts payable*	447,1	528,8	533,7	290,5	533,7	83,7
PARTICIPAÇÃO DE ACIONISTAS NÃO CONTROLADORES *NON-CONTROLLING SHAREHOLDER STAKES IN SUBSIDIARY COMPANIES*	238,4	263,6	297,5	184,2	297,5	61,5
PATRIMÔNIO LÍQUIDO - *NET EQUITY*	2.435,7	2.620,4	3.466,0	2.190,4	3.466,0	58,2

Quadro 6
Demonstração do Resultado Consolidado
(não revisado pelos auditores independentes)

Table 6
Consolidated Earnings Statement
(not reviewed by the independent auditors)

Em R$ milhões - *R$ million*	2003 1º T	2003 2º T	2003 3º T	2002 jan/set	2003 jan/set	Δ %
RECEITA BRUTA - *GROSS REVENUES*	1.185,5	1.192,0	1.280,4	2.936,6	3.657,9	24,6
DEDUÇÕES DE VENDAS - *SALES DEDUCTIONS*	(276,4)	(275,0)	(286,8)	(651,9)	(838,2)	28,6
Rec. líquida de vendas - MI - *Net sales - domestic market*	738,5	722,1	747,9	1.841,3	2.208,5	19,9
Rec. líquida de vendas - ME - *Net sales - exports*	170,6	194,9	245,7	443,4	611,2	37,8
TOTAL RECEITA LÍQUIDA DE VENDAS - *TOTAL NET SALES REVENUES*	909,1	917,0	993,6	2.284,7	2.819,7	23,4
Custo dos produtos vendidos - *Cost of products sold*	(492,2)	(525,0)	(595,2)	(1.252,7)	(1.612,4)	28,7
Depreciação e amortização - *Depreciation and amortization*	(32,6)	(33,5)	(41,3)	(99,5)	(107,4)	7,9
Total custo produtos vendidos - *Total cost of products sold*	(524,8)	(558,5)	(636,5)	(1.352,2)	(1.719,8)	27,2
LUCRO BRUTO - *GROSS PROFITS*	384,3	358,5	357,1	932,5	1.099,9	18,0
RECEITAS (DESPESAS) OPERACIONAIS - *OPERATING REVENUES (EXPENDITURES)*						
Com vendas - *On sales*	(38,7)	(44,7)	(47,1)	(94,7)	(130,5)	37,8
Gerais e administrativas - *Administrative and overhead*	(31,7)	(33,2)	(32,5)	(90,8)	(97,4)	7,3
Equivalência patrimonial - *Equity earnings*	21,0	33,6	14,2	5,7	68,8	0,0
Amortização de ágio - *Amortization of premium*	(0,1)	(0,2)	(88,8)	(0,4)	(89,1)	0,0
Receitas (despesas) financeiras, líquidas - *Net financial revenues (expenditures)*	19,4	(15,7)	6,0	(154,5)	9,7	0,0
Variação cambial - *Foreign exchange variation*	1,1	(13,9)	(20,7)	(56,6)	(33,5)	(40,8)
Outras receitas (despesas) operacionais - *Other operating revenues (expenditures)*	(54,4)	(35,7)	(44,7)	(135,5)	(134,8)	(0,5)
LUCRO OPERACIONAL - *OPERATING PROFITS*	300,9	248,7	143,5	405,7	693,1	70,8
Receitas (despesas) não operacionais, líquidas *Net non-operating revenues (expenditures)*	(10,7)	(27,1)	(8,7)	(42,5)	(46,5)	9,4
LUCRO ANTES DA CONTRIBUIÇÃO SOCIAL, IMPOSTO DE RENDA, ATRIBUIÇÕES ESTATUTÁRIAS E DA PARTICIPAÇÃO DOS ACIONISTAS NÃO CONTROLADORES *PROFIT BEFORE SOCIAL SECURITY, INCOME TAX, STATUTORY DEDUCTIONS AND NON-CONTROLLING SHAREHOLDER STAKES*	290,2	221,6	134,8	363,2	646,6	78,0
IMPOSTO DE RENDA / CONTRIBUIÇÕES SOCIAIS *INCOME TAX / SOCIAL SECURITY*	(91,9)	29,5	101,2	(145,0)	38,8	
LUCRO ANTES DA PARTICIPAÇÃO DOS ACIONISTAS NÃO CONTROLADORES *PROFIT BEFORE STAKES HELD BY NON-CONTROLLING SHAREHOLDERS*	198,3	251,1	236,0	218,2	685,4	214,1
PARTICIPAÇÃO ACIONISTA NÃO CONTROLADOR *STAKE HELD BY NON-CONTROLLING SHAREHOLDER*	(38,7)	(37,5)	2,8	(8,2)	(73,4)	795,1
LUCRO LÍQUIDO FINAL - *FINAL NET PROFITS*	159,6	213,6	238,8	210,0	612,0	191,4

Quadro 7
Destaques Financeiros da Controladora
(não revisado pelos auditores independentes)

Table 7
Financial Highlight - Consolidated
(not reviewed by the independent auditors)

Em R$ milhões - *R$ million*	2003 1º T	2003 2º T	2003 3º T	2002 jan/set	2003 jan/set	Δ %
Receita Bruta - *Gross Revenues*	1.185,5	1.192,0	1.280,4	2.936,6	3.657,9	24,6
Receita Líquida - ***Net Revenues***	**909,1**	**917,0**	**993,6**	**2.284,7**	**2.819,7**	**23,4**
Mercado interno - *Domestic market*	738,5	722,1	747,9	1.841,3	2.208,5	19,9
Mercado externo - *Exports*	170,6	194,9	245,7	443,4	611,2	37,8
Lucro Operacional (EBIT) - ***Operating Profits (EBIT)***	**259,6**	**244,8**	**219,1**	**611,4**	**723,5**	**18,3**
Receitas (despesas) financeiras - *Financial revenues (expenditures)*	19,4	(15,7)	6,0	(154,5)	9,7	
Variações monetárias e cambiais - *Monetary and financial exchange variations*	1,1	(13,9)	(20,7)	(56,6)	(33,5)	(40,8)
Amortização de ágio - *Amortization of premium*	(0,1)	(0,2)	(88,8)	(0,4)	(89,1)	0,0
Equivalência patrimonial - *Equity earnings*	21,0	33,6	14,2	5,7	68,8	0,0
Receitas (despesas) não operacionais - *Non-operating revenues (expenditures)*	(10,7)	(27,1)	(8,7)	(42,5)	(46,5)	9,4
Imposto de Renda /Contribuição social - *Income Tax / Social Security*	(91,9)	29,5	101,2	(145,0)	38,8	
Lucro Líquido - ***Net profit***	**198,3**	**251,1**	**236,1**	**218,2**	**685,5**	**214,2**
Parcela do grupo - *Group portion*	159,6	213,6	238,8	210,0	612,0	191,4
Geração de Caixa (EBITDA) - ***Cash Flow Generation (EBITDA)***	**296,0**	**281,8**	**263,8**	**720,4**	**841,6**	**16,8**
Investimentos - *Investments*	78,7	112,4	95,0	174,0	286,1	64,4
Aumento (redução) capital de giro operacional *Increase (reduction) in operational working capital*	50,0	85,6	64,5	(111,2)	200,1	
Endividamento líquido - *Net debt*	749,5	663,7	468,5	709,7	468,5	(34,0)
Disponível - *Cash on hand & banks*	461,0	356,8	417,1	595,9	417,1	(30,0)
No Final do Período: - ***At end of period:***						
Patrimônio Liquido - *Net equity*	2.674,1	2.884,0	3.763,5	2.374,6	3.763,5	58,5
- Acionistas não controladores - *Non-controlling shareholders*	238,4	263,6	297,5	184,2	297,5	61,5
- Parcela do grupo - *Group portion*	2.435,7	2.620,4	3.466,0	2.190,4	3.466,0	58,2
Ativo total - *Total assets*	5.392,9	5.416,9	6.182,4	4.964,4	6.182,4	24,5
Nº de empregados - *Employees*	7.003	7.003	6.980	6.989	6.980	(0,1)

A receita líquida mostra um crescimento de 8,35% em relação ao 2º trimestre de 2003 e de 23,4% quando comparada ao período de janeiro a setembro do ano anterior. Destaca-se um aumento de 19,9% da receita advinda do realinhamento de preços no mercado interno e um aumento de 37,8% do volume exportado, com preços majorados.

A geração de caixa do Consolidado foi de R$ 841,6 milhões, ou seja, 16,8% superior à do mesmo período do ano anterior.

A margem EBITDA do Consolidado nos 9 meses é de 29,8% contra 31,5% devido ao aumento dos custos dos insumos básicos e da energia.

Os investimentos de R$ 286,1 milhões foram dirigidos principalmente para a ampliação da capacidade produtiva de Piracicaba prevista para o 1º trimestre do ano de 2004, as modernizações do laminador de linha leve de Vitória e do forno de reaquecimento da laminação de Juiz de Fora, a ampliação da área comercial da Belgo e no meio ambiente.
O lucro líquido é de R$ 612,0 milhões impactado pela:

1) constituição de créditos sobre prejuízos fiscais na BMPS no valor de R$ 224 milhões, considerando a expectativa de realização de lucros futuros das Usinas de Piracicaba, Vitória e Juiz de Fora, de acordo com a Instrução CVM 371/2002;

The net revenues rose by 8.35% over the 2nd quarter of 2003 and 23.4% compared to January - September the previous year. An increase of 19.9% in revenues brought in through the realignment of prices on the domestic market is particularly outstanding, with a 37.8% increase in export volumes at higher prices.

The Consolidated cash flow generation reached R$ 841.6 million, 16.8% higher than for the same period last year.

The Consolidated EBITDA margin over the nine months reached 29.8%, compared to 31.5% due to higher costs for feedstock and electricity.

Investments of R$ 286.1 million were addressed mainly to expanding the production capacity of the Piracicaba Mill, planned for the 1st quarter of 2004, modernizing the light line rolling mill at Vitória and the reheating furnace at the Juiz de For a rolling mill, expanding the sales area of Belgo, and the environment.
The net profit reached R$ 612.0 million, affected by:

1) Establishing credits on the tax losses of BMPS of R$ 224 million, taking into account the expected future profits of the Piracicaba, Vitória and Juiz de Fora Mills, pursuant to CVM Instruction 371/2002;

2) a sensível redução das despesas financeiras líquidas de R$ 187 milhões registradas no período comparado;

3) amortização do ágio no valor de R$ 88,7 milhões advindos das operações de capitalização na BMPS;

4) as medidas adotadas que resultaram na melhoria do desempenho operacional, entre elas, o planejamento da produção e a logística da distribuição;

5) a redução de R$ 195,3 milhões no endividamento líquido consolidado do 3º para o 2º trimestre de 2003 justificado, principalmente, pelo aproveitamento de créditos fiscais com economia de impostos na BMPS e pela consolidação proporcional do endividamento da Hidrelétrica Guilman-Amorim.

2) Appreciable reductions in net financial expenditures of R$ 187 million posted over the compared period;

3) Amortization of the premium in the amount of R$ 88.7 million deriving from the BMPS capitalization transactions;

4) The measures adopted that improved the operating performance, including production planning and distribution logistics;

5) A drop of R$ 195.3 million in the consolidated net debt between the 2nd and 3rd quarters of 2003, due mainly to the use of tax credits resulting in tax savings for BMPS and the proportional consolidation of the debt of the Guilman-Amorim hydro-power plant.

Endividamento Líquido Consolidado (não revisado)

Na tabela abaixo, ilustramos a composição, o perfil e a moeda dos financiamentos das Empresas Belgo:

Consolidated Net Debt (not revised)

The Table below gives the composition, profile and currency of the financing taken out by the Belgo Companies:

Quadro 8 - Composição do Endividamento
(não revisado pelos auditores independentes)

Table 8 - Debt Composition - under brazilian corporate law
(not reviewed by the independent auditors)

(R$ milhões) - *(R$ million)*	31/12/2002 Total	1º T 2003 Total	2º T 2003 Total	3º T 2003 R$	3º T 2003 US$ (1)	3º T 2003 Total
Belgo	203,3	193,4	206,7	256,9	(45,8)	211,1
Demais do Setor Siderurgia - *Rest of Steel Sector*	224,2	284,2	230,9	216,2	(79,2)	137,0
Trefilarias - *Wires Sector*	47,7	57,3	52,7	41,7	1,2	42,9
Guilman-Amorim	246,9	221,2	173,9	(15,5)	100,2	84,7
Outras - *Others*	(46,9)	(6,6)	(0,4)	(5,6)	(1,6)	(7,2)
Total	**675,2**	**749,5**	**663,8**	**493,7**	**(25,2)**	**468,5**
- Dívida curto prazo - *Short-term debt*	(107,7)	(10,8)	(7,7)	96,9	(225,4)	(128,5)
- Dívida longo prazo - *Long-term debt*	782,9	760,3	671,5	396,8	200,2	597,0

(1) Valores expressos em Reais equivalentes, embora a dívida tenha sido contraída em US$

(1) Amounts expressed in equivalent Reais, although the debt was taken out in US$

O endividamento líquido consolidado diminuiu em R$ 206,7 milhões se considerado o valor registrado em 31/12/2002 de R$675,2 milhões, e em R$ 195,3 milhões se considerado o valor registrado em 30/06/2003.

O índice de cobertura (dívida líquida de longo prazo dividida pelo EBITDA anualizado) consolidado é de apenas 0,52 , o que demonstra o baixo nível de endividamento das Empresas Belgo.

The consolidated net debt fell by R$ 206.7 million, compared to the amount posted on December 31, 2002 of R$675.2 million, and by R$ 195.3 million, compared to the amount posted on June 30, 2003.

The consolidated coverage rate (long term net debt divided by the annualized EBITDA) is only 0.52, demonstrating the low debt levels of the Belgo Companies.

Dados selecionados consolidados em R$ milhões — ***Selected Consolidated Data R$ million***


ENDIVIDAMENTO LÍQUIDO - NET DEBT
875,6
675,1
749,5
663,7
468,5
2001
2002
1T03
2T03
3T03


EBITDA
margem EBITDA
740,8
31,3%
995,2
31,4%
841,6
29,8%
2001
2002
Jan/Set 03


ROCE (%)
21,9
28,5
28,6
2001
2002
Jan/Set 03

Demonstração do Fluxo de Caixa Consolidado

Consolidated Cash Flow Statement

Quadro 9 - (não revisado pelos auditores independentes) — ***Table 9*** - *(not reviewed by the independent auditors)*

Em R$ milhões - *R$ million*	2003 1º T	2003 2º T	2003 3º T	2002 jan/set	2003 jan/set	Δ %
Lucro líquido - *Net profit*	159,6	213,7	238,8	210,0	612,1	191,5
Depreciações / amortizações - *Depreciation / amortization*	36,3	44,4	42,2	109,0	122,9	12,8
Participação do acionista não controlador *Stake held by the non-controlling shareholder*	38,7	37,5	(2,8)	8,3	73,4	784,3
Participações em empresas controladas - *Stakes in subsidiary companies*	(20,9)	(33,5)	74,6	(5,3)	20,2	
Resultado da alienação do ativo permanente, líquidas *Earnings on divestment of permanent asset, net*	17,2	13,2	6,5	3,5	36,9	954,3
Imposto de renda e contribuição social diferidos *Income tax and social security, deferred*	91,8	(29,5)	(101,2)	145,0	(38,9)	
Outros (principalmente juros e var. cambial) *Others (main interest and foreign exchange variations)*	12,1	24,3	78,6	444,0	115,0	(74,1)
(Aumentos) reduções de ativos: - ***(Increases) reductions in assets:***						
Clientes - *Customers*	(41,0)	106,6	(55,4)	(105,8)	10,2	
Estoques - *Inventories*	(15,4)	(76,8)	35,1	(1,4)	(57,1)	
Outros ativos - *Other assets*	(52,7)	(149,3)	(182,5)	(121,9)	(384,5)	215,4
Aumentos (reduções) de passivos: - ***Increases (reductions) in liabilities:***						
Fornecedores - *Suppliers*	(90,8)	20,4	31,7	81,4	(38,7)	
Outros passivos - *Other liabilities*	46,2	(8,0)	99,1	146,7	137,3	(6,4)
Fluxo de caixa das atividades operacionais - ***Cash flow - operating activities***	**181,1**	**163,0**	**264,7**	**913,5**	**608,8**	**(33,4)**
(Aquisição) alienação de investimentos - *(Acquisition) divestment of investment*	(100,7)	384,3	6,9	(3,7)	290,5	
(Aquisição) alienação de imobilizado e diferido *(Acquisition) divestment of property, plant & equipment and deferred*	(77,1)	(503,2)	(31,6)	(172,9)	(611,9)	253,9
Fluxo de caixa das atividades de investimentos ***Cash flow from investment activities***	**(177,8)**	**(118,9)**	**(24,7)**	**(176,6)**	**(321,4)**	**82,0**
Aumento (redução) dos empréstimos e financiamentos *Increase (reduction) in loans and financing*	15,9	(134,1)	(160,7)	(478,5)	(278,9)	(41,7)
Emissão (resgate) de debêntures e outros *Issue (redemption) of debentures and others*	(8,1)	(6,5)	(5,5)	(18,5)	(20,1)	8,6
Pagamento de dividendos/juros capital próprio *Payment of dividends/interest on company capital*	(84,9)	(7,7)	(13,5)	(87,3)	(106,1)	21,5
Fluxo de caixa das atividades financeiras - ***Cash flow - financial activities***	**(77,1)**	**(148,3)**	**(179,7)**	**(584,3)**	**(405,1)**	**(30,7)**
Aumento (redução) das disponibilidades - ***Increase (reduction) in cash on hand***	**(73,8)**	**(104,2)**	**60,3**	**152,6**	**(117,7)**	
Disponibilidades no início do período - *Cash on hand at start of period*	534,8	461,0	356,8	443,3	534,8	20,6
Disponibilidades no fim do período - *Cash on hand at end of period*	461,0	356,8	417,1	595,9	417,1	(30,0)

O quadro abaixo mostra, nos períodos de janeiro a setembro de 2002 e 2003, a receita líquida, a geração de caixa (EBITDA) e o lucro operacional (EBIT) obtidos nos Setores das Empresas Belgo, como também as respectivas eliminações entre companhias. Há que se considerar para análise dos indicadores de margens EBITDA e EBIT que estão incluídas as vendas do Setor de Siderurgia para o Setor de Trefilarias na receita líquida.

For January through September 2002 and 2003, the Table below gives the net revenues, the cash flow generation (EBITDA) and the operating profit (EBIT) obtained in the sectors of the Belgo Companies, as well as the respective write-offs between companies. When analyzing the EBITDA and EBIT margin indicators, it should be recalled that the steel sector sales to the wires sector are included in the net revenues.

Quadro 10 - **(não revisado pelos auditores independentes)** ***Table 10** - (not reviewed by the independent auditors)*

Em R$ milhões - ***R$ million***			**jan/set - 2002**		
	Receita líquida - *net revenues*	EBITDA	Δ%	EBIT	Δ%
Setor de Siderurgia - *Steel Sector*	1.744,8	476,8	27,3	413,0	23,7
Setor de Trefilaria - *Wires Sector*	802,0	191,2	23,8	157,4	19,6
Outros - *Others*	216,8	54,9	25,3	43,7	20,2
Eliminações - *Write-offs*	(479,0)	(2,5)	0,5	(2,7)	0,6
Total	2.284,6	720,4	31,5	611,4	26,8

Em R$ milhões - ***R$ million***			**jan/set - 2003**		
	Receita líquida - *net revenues*	EBITDA	%	EBIT	%
Setor de Siderurgia - *Steel Sector*	2.254,0	562,4	25,0	487,2	21,6
Setor de Trefilaria - *Wires Sector*	1.080,4	257,0	23,8	221,4	20,5
Outros - *Others*	103,0	27,7	26,9	20,2	19,6
Eliminações - *Write-offs*	(617,7)	(5,5)	0,9	(5,3)	0,9
Total	2.819,7	841,6	29,8	723,5	25,7

Dados Consolidados do Setor de Siderurgia*

*Consolidated Data - Steel Sector**

As seguintes empresas estão consolidadas nas informações do Setor de Siderurgia: Belgo, BMPS, BMP, Itaúna, Belgopar e BMU.

The following companies are consolidated in the Steel Sector information: Belgo, BMPS, BMP, Itaúna, Belgopar and BMU.

Quadro 11
Balanço do Setor de Siderurgia (não revisado pelos auditores independentes)

Table 11
Balance Sheet - Steel Sector *(not reviewed by the independent auditors)*

Em R$ milhões - *R$ million*		2003		2002	2003	Δ %
	1º T	2º T	3ºT	3º T	3º T	
ATIVO - *ASSETS*	4.092,3	4.120,0	4.970,6	3.589,0	4.970,6	38,5
CIRCULANTE - *CURRENT ASSETS*	1.135,6	1.026,6	1.241,8	1.162,6	1.241,8	6,8
- Bancos e aplicações financeiras - *Banks and short-term financial investments*	396,5	277,7	344,6	508,9	344,6	(32,3)
- Mútuos ativos - *Loan assets*	4,0	23,6	23,7		23,7	
- Contas a receber de clientes - *Accounts receivable - customers*	266,6	164,5	252,2	222,4	252,2	13,4
- Estoques - *Inventory*	373,2	442,4	445,6	283,8	445,6	57,0
- Impostos a recuperar - *Tax rebates*	74,3	99,9	151,8	131,0	151,8	15,9
- Demais contas a receber - *Other accounts receivable*	21,0	18,5	23,9	16,5	23,9	44,8
REALIZÁVEL A LONGO PRAZO - *LONG-TERM ASSETS*	980,4	1.035,5	1.161,3	662,1	1.161,3	75,4
- Impostos a recuperar - *Tax rebates*	86,9	184,9	269,4	80,5	269,4	234,7
- Mútuos ativos - *Loan assets*	24,9	25,4	41,7	235,2	41,7	(82,3)
- Aplicações financeiras - *Short-term financial investments*	220,8	196,3	198,3		198,3	
- Cauções e depósitos judiciais - *Bonds and deposits in escrow*	175,0	189,0	212,1	147,3	212,1	44,0
- Outras contas a receber - *Other accounts receivable*	472,8	439,9	439,8	199,1	439,8	120,9
PERMANENTE - *PERMANENT ASSETS*	1.976,3	2.057,9	2.567,5	1.764,3	2.567,5	45,5
- Investimentos em controladas - *Investments in subsidiary companies*	86,2	168,7	63,6	68,7	63,6	(7,4)
- Outros investimentos - *Other investments*	461,3	33,6	35,2	314,2	35,2	(88,8)
- Imobilizado - *Property, plant & equipment*	1.368,7	1.817,6	1.858,0	1.324,1	1.858,0	40,3
- Diferido - *Deferred*	60,1	38,0	610,7	57,3	610,7	965,8
PASSIVO - *LIABILITIES*	4.092,3	4.120,0	4.970,7	3.589,0	4.970,7	38,5
PASSIVO CIRCULANTE - *CURRENT LIABILITIES*	959,2	788,1	754,4	835,4	754,4	(9,7)
- Fornecedores - *Suppliers*	151,6	166,3	199,3	192,9	199,3	3,3
- Salários e contribuições sociais - *Wages & social security*	60,9	60,3	72,7	43,4	72,7	67,5
- Impostos a pagar - *Taxes payable*	85,2	72,4	66,3	114,3	66,3	(42,0)
- Financiamentos - *Financing*	295,0	206,6	175,9	272,7	175,9	(35,5)
- Mútuos passivos - *Loan liabilities*	7,5	6,4	6,7	11,3	6,7	(40,7)
- Debêntures - *Debentures*	24,0	26,5	28,0	32,0	28,0	(12,5)
- Dividendos propostos - *Proposed dividends*	1,2	1,2	1,2	0,8	1,2	50,0
- Demais contas a pagar - *Other accounts payable*	333,8	248,4	204,3	168,0	204,3	21,6
EXIGÍVEL A LONGO PRAZO - *LONG-TERM LIABILITIES*	1.200,8	1.204,5	1.230,7	1.077,5	1.230,7	14,2
- Debêntures - *Debentures*	221,9	221,2	219,0	184,1	219,0	19,0
- Financiamentos - *Financing*	578,6	503,1	530,0	655,3	530,0	(19,1)
- Provisão de imposto de renda - *Provision for Income Tax*	3,6	3,6	3,6	4,4	3,6	(18,2)
- Outras contas a pagar - *Other accounts payable*	396,7	476,6	478,1	233,7	478,1	104,6
PARTICIPAÇÃO DE ACIONISTAS NÃO CONTROLADORES *STAKES HELD BY NON-CONTROLLING SHAREHOLDERS*		0,5	0,1		0,1	
PATRIMÔNIO LÍQUIDO - *NET EQUITY*	1.932,3	2.126,9	2.985,5	1.676,1	2.985,5	78,1

* Excluídas as operações entre o Setor de Siderurgia e os demais setores

** Excluding the operations between the Steel Sector and the other sectors.*

Quadro 12
Demonstração de Resultados do Exercício - Setor de Siderurgia*
(não revisado pelos auditores independentes)

Table 12
Earnings Statement for the Financial Year - Steel Sector*
(not reviewed by the independent auditors)

Em R$ milhões - *R$ million*	2003 1º T	2003 2º T	2003 3º T	2002 jan/set	2003 jan/set	Δ %
RECEITA BRUTA - *GROSS REVENUES*	705,1	732,0	815,3	1.755,4	2.252,4	28,3
DEDUÇÕES DE VENDAS - *SALES DEDUCTIONS*	(175,5)	(176,8)	(183,4)	(415,4)	(535,7)	29,0
Rec. líquida de vendas - MI - *Net sales - domestic market*	413,9	403,9	435,0	1.061,2	1.252,8	18,1
Rec. líquida de vendas - ME - *Net sales - exports*	115,7	151,3	196,9	278,8	463,9	66,4
TOTAL RECEITA LÍQUIDA DE VENDAS - *TOTAL NET SALES REVENUES*	529,6	555,2	631,9	1.340,0	1.716,7	28,1
Custo dos produtos vendidos - *Cost of products sold*	(261,9)	(298,8)	(335,7)	(622,1)	(896,4)	44,1
Depreciação e amortização - *Depreciation and amortization*	(18,1)	(18,8)	(28,5)	(55,5)	(65,4)	17,8
Total custo produtos vendidos - *Total cost of goods sold*	(280,0)	(317,6)	(364,2)	(677,6)	(961,8)	41,9
LUCRO BRUTO - *GROSS PROFITS*	249,6	237,6	267,7	662,4	754,9	14,0
RECEITAS (DESPESAS) OPERACIONAIS - *OPERATING REVENUES (EXPENDITURES)*						
Com vendas - *On sales*	(29,3)	(33,8)	(35,1)	(67,4)	(98,2)	45,7
Gerais e administrativas - *Overhead and administrative*	(20,7)	(22,3)	(22,9)	(61,1)	(65,9)	7,9
Equivalência patrimonial - *Equity earnings*	14,9	36,4	11,4	(18,5)	62,7	
Amortização de ágio - *Amortization of premium*			(88,7)		(88,7)	
Receitas (despesas) financeiras, líquidas - *Net financial revenues (expenditures)*	21,6	(10,8)	(6,4)	(168,7)	4,4	
Variação cambial - *Foreign exchange variation*	(11,0)	(43,2)	5,7	81,5	(48,5)	
Outras receitas (despesas) operacionais - *Other operating revenues (expenditures)*	(44,5)	(22,6)	(32,2)	(127,5)	(99,3)	(22,1)
LUCRO OPERACIONAL - *OPERATING PROFITS*	180,6	141,3	99,5	300,7	421,4	40,1
Receitas (despesas) não operacionais, líquidas *Net non-operating revenues (expenditures)*	(11,4)	(27,5)	(8,5)	(39,4)	(47,4)	20,3
LUCRO ANTES DA CONTRIBUIÇÃO SOCIAL, IMPOSTO DE RENDA, ATRIBUIÇÕES ESTATUTÁRIAS E DA PARTICIPAÇÃO DOS ACIONISTAS NÃO CONTROLADORES *PROFIT BEFORE SOCIAL SECURITY, INCOME TAX, STATUTORY PROVISIONS & STAKES HELD BY NON-CONTROLLING SHAREHOLDERS*	169,2	113,8	91,0	261,3	374,0	43,1
IMPOSTO DE RENDA / CONTRIBUIÇÕES SOCIAIS *INCOME TAX / SOCIAL SECURITY*	(62,5)	51,1	108,9	(95,6)	97,5	
LUCRO ANTES DA PARTICIPAÇÃO DOS ACIONISTAS NÃO CONTROLADORES *PROFIT BEFORE STAKES HELD BY NON-CONTROLLING SHAREHOLDERS*	106,7	164,9	199,9	165,7	471,5	184,6
PARTICIPAÇÃO ACIONISTA NÃO CONTROLADOR *STAKE HELD BY NON-CONTROLLING SHAREHOLDER*			(0,1)		(0,1)	
LUCRO LÍQUIDO FINAL - *FINAL NET PROFITS*	106,7	164,9	199,8	165,7	471,4	184,5

* Excluídas as operações entre o Setor de Siderurgia e os demais setores

* *Excluding operations between the Steel Sector and the other sectors.*

Quadro 13
Destaques Financeiros – Setor de Siderurgia*
(não revisado pelos auditores independentes)

Table 13
Financial Highlights – Steel Sector*
(not reviewed by the independent auditors)

Em R$ milhões - *R$ million*	2003 1º T	2003 2º T	2003 3º T	2002 jan/set	2003 jan/set	Δ %
Receita Bruta - *Gross Revenues*	705,1	732,0	815,3	1.755,4	2.252,4	28,3
Receita Líquida - *Net Revenues*	**529,6**	**555,2**	**631,9**	**1.340,0**	**1.716,7**	**28,1**
Mercado interno - *Domestic market*	413,9	403,9	435,0	1.061,2	1.252,8	18,1
Mercado externo - *Exports*	115,7	151,3	196,9	278,8	463,9	66,4
Lucro Operacional (EBIT) - *Operating Profits (EBIT)*	**155,2**	**158,8**	**163,7**	**406,5**	**477,7**	**17,5**
Receitas financeiras - *Financial revenues (expenditures)*	62,9	30,2	24,8	(61,8)	117,9	
Despesas financeiras - *Financial expenditures*	(41,3)	(41,0)	(31,2)	(106,9)	(113,5)	6,2
Variações monetárias e cambiais - *Monetary and foreign exchange variations*	(11,0)	(43,2)	5,7	81,5	(48,5)	
Amortização de ágio - *Amortization of premium*			(88,7)		(88,7)	
Equivalência patrimonial - *Equity earnings*	14,9	36,4	11,4	(18,5)	62,7	
Lucro Líquido - *Net profit*	**106,7**	**164,9**	**199,8**	**165,7**	**471,4**	**184,5**
Geração de Caixa (EBITDA) - *Cash Flow Generation (EBITDA)*	**176,6**	**180,8**	**195,5**	**470,4**	**552,9**	**17,5**
Investimentos - *Investments*	62,4	92,9	77,9	136,9	233,2	70,3
Aumento (redução) capital de giro operacional *Increase (reduction) in operating working capital*	0,2	79,9	85,2	(135,2)	165,3	
Endividamento líquido - *Net debt*	477,7	437,6	348,1	408,0	348,1	(14,7)
Patrimônio Líquido - *Net equity*	1.932,3	2.126,9	2.985,5	1.676,1	2.985,5	78,1
Nº de empregados - *Employees*	4.187	4.223	4.234	4.151	4.234	2,0

* Excluídas as operações entre o Setor de Siderurgia e os demais setores

** Excluding operations between the Steel Sector and the other sectors.*

Dados Consolidados do Setor de Trefilarias

Consolidated Data - Wires Sector

Quadro 14
Dados Selecionados - BBA + Jossan + BMB
(não revisado pelos auditores independentes)

Table 14
Selected Data: BBA + Jossan + BMB
(not reviewed by the independent auditors)

Em R$ milhões - *R$ million*	2003 1º T	2003 2º T	2003 3º T	2002 jan/set	2003 jan/set	Δ %
Receita Bruta - *Gross Revenues*	450,6	428,4	463,7	1.019,6	1.342,7	31,7
Receita Líquida - *Net Revenues*	**351,9**	**332,5**	**360,9**	**793,5**	**1.045,3**	**31,7**
Mercado interno - *Domestic market*	298,7	291,1	320,9	710,0	910,7	28,3
Mercado externo - *Exports*	53,2	41,4	40,0	83,5	134,6	61,2
Lucro Operacional (EBIT) - *Operating Profits (EBIT)*	**88,6**	**71,9**	**65,8**	**164,5**	**226,3**	**37,6**
Receitas (despesas) financeiras - *Financial revenues (expenditures)*	(2,4)	(5,2)	(4,2)	(1,1)	(11,8)	972,7
Variações monetárias e cambiais - *Monetary and foreign exchange variations*	(2,0)	(5,5)	(0,2)	(10,9)	(7,7)	(29,4)
Equivalência patrimonial - *Equity earnings*	6,1	(2,8)	2,8	24,2	6,1	(74,8)
Lucro Líquido - *Net profit*	**71,7**	**45,8**	**51,3**	**135,8**	**168,8**	**24,3**
Parcela do grupo - *Group portion*	41,0	25,5	28,6	79,8	95,1	19,2
Geração de Caixa (EBITDA) - *Cash Flow Generation (EBITDA)*	**100,4**	**83,8**	**77,6**	**198,3**	**261,8**	**32,0**
Investimentos - *Investments*	8,7	11,6	9,1	19,5	29,4	50,8
Endividamento líquido - *Net debt*	57,2	52,7	42,9	40,7	42,9	5,4
Nº de empregados - *Employees*	2.199	2.185	2.160	2.207	2.160	(2,1)

Consolidado
Consolidated
(9 meses)
(9 months)

Receita líquida
Net revenues

+ 23,4%
R$ 2.819,7 milhões
R$ 2,819.7 million

Margem operacional
Operating margin

25,7%
EBIT : R$ 723,5 milhões
EBIT : R$ 723.5 million

Margem EBITDA
EBITIDA margin

29,8%
R$ 841,6 milhões
R$ 841.6 million

ROCE

28,6%

A receita líquida registrou um crescimento de 31,7% devido à venda de produtos de maior valor agregado bem como a uma melhoria do mix de vendas e de mercado, com destaque para a exportação.

The net revenues posted an increase of 31.7% due to the sale of products with higher added value, as well as an improved sales and market mix, particularly exports.

O Setor de Trefilarias efetuou investimentos da ordem de R$ 29,4 milhões no período de janeiro a setembro de 2003.

The Wires Sector invested some R$ 29.4 million from January through September 2003.

Os recursos foram direcionados basicamente na aplicação em novos projetos de produtos de maior valor agragado, aumento de produtividade, meio ambiente e na melhoria do atendimento ao cliente.

These funds were channeled mainly to investments in new projects for products with higher added value, higher productivity, the environment, and upgrading customer services.

Além disso foi implantado, no final do 3º trimestre, o sistema SAP com vistas à modernização e simplificação dos sistemas de informação e de introdução de novos processos que permitirão o aumento da competitividade.

Additionally, the SAP system was implemented towards the end of the 3rd quarter, in order to modernize and streamline information systems and introduce new processes that will endow the company with a keener competitive edge.

Mercado de Capitais

Stock Market

No período de janeiro a setembro de 2003 foram negociadas na BOVESPA 63,5 milhões de ações ordinárias (BELG3) e 513,1 milhões de ações preferenciais (BELG4).

From January through September 2003, 63.5 million common shares (BELG3) were traded on the São Paulo Stock Exchange (BOVESPA), and 513.1 million preferred shares (BELG4).

O total de transações montou a R$ 258,4 milhões em 4.388 negócios.

The total amount of these transactions reached R$ 258.4 million in 4,388 trades.

O número de negócios com ações preferenciais da Belgo registrou um aumento de 41,9% em relação ao período mencionado.

The number of trades in Belgo preferred shares rose by 41.9% compared to the period in question.

No mesmo período as ações ordinárias tiveram uma valorização de 29,35% e as preferenciais uma valorização de 45,92%, sem se considerar os Juros sobre o Capital Próprio pagos em fevereiro de 2003. No mesmo período o Índice BOVESPA valorizou-se 37,99%.

Over the same period, the common shares rose by 29.35%, and the preferred shares by 45.92%, without including Interest on equity paid in February 2003. Over the same period, the BOVESPA Index rose by 37.99%.

O valor de mercado da Belgo em 30/09/2003 era de R$ 3.532,2 milhões, contra R$ 2.580,1 milhões em 31/12/2002.

The market value of Belgo on September 30, 2003 was R$ 3,532.2 million, compared to R$ 2,580.1 million on December 31, 2002.

Quadro 15 - Informações de Mercado — ***Table 15 - Market Information***

	1998	1999	2000	2001	2002	30/06/2003
Cotações de Fechamento - *Closing Prices*						
R$ / lote de 1000 ações - *R$ / 1,000 shares*						
Ações Ordinárias Escriturais (OE) - *Book-Entry Common Shares (OE)*	78,00	112,00	129,00	130,00	359,50	465,00
Ações Preferenciais Escriturais (PE) - *Book-Entry Preferred Shares (PE)*	37,00	120,00	130,99	146,67	370,00	539,90
Valor de Mercado - *Market Value*						
R$ milhões - *R$ million*	272,2	780,2	878,0	926,8	2.580,1	3.532,2
Patrimônio Líquido - *Net Equity*						
Por lote de 1000 ações - *Per 1,000 shares*	241,81	213,20	279,77	296,60	323,34	393,4

BELGO
Grupo Arcelor

Companhia Siderúrgica Belgo-Mineira

Atendimento aos Acionistas

Transfer Agent and Register

Para o exercício de seus direitos e obtenção de informações sobre a posição de ações, os acionistas são atendidos nas agências do Banco Itaú S/A.

Transfer and register services for our shareholders are available trough the branches of Banco Itaú S/A.

Diretoria de Relações com Investidores

Investors Relations

Avenida Carandaí, 1115 - 24º andar
30130-915 - Belo Horizonte - MG - Brasil
Telefone (55 31) 3219-1245 / 3219-1240 Fax (55 31) 3219-1358
e-mail: invrel@belgo.com.br

Sede e Escritório Central Administrativo

Headquarters and Central Office

Av. Carandaí, 1115 - 18º ao 26º andar
30130-915 - Belo Horizonte - MG - Brasil
Telefone (55 31) 3219-1122 Fax (55 31) 3273-2927

www.belgo.com.br